UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2019

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295, 333-228294 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

Customer remediation programs

The Westpac Group has today announced that its net profit attributable to owners of Westpac in Second Half 2019 will be reduced by an estimated $341 million due to its customer remediation programs.(1)

Total 2019 notable items (after tax)

In aggregate customer remediation programs and costs related to the previously announced wealth reset will reduce net profit attributable to owners of Westpac by $377 million in Second Half 2019.  Together these items are called “notable items”.  The table below summarizes the notable items by major items over FY19.

$ million	1H19	2H19	FY19
Customer remediation	617	341	958
Wealth reset	136	36	172
Total notable items	753	377	1,130

Line item impacts by division of 2H19 notable items are provided in Appendix 1.

(1)  Customer remediation programs refers to provisions for estimated customer refunds and payments, associated costs, and litigation. Each remediation program has its own methodology. These methodologies and estimates may change over time as further facts emerge and may require additional provisions.

Second Half 2019 Customer Remediation Program estimates

Of the $341 million impact on net profit attributable to owners of Westpac in Second Half 2019, approximately 72% relates to customer payments (including interest) while the rest relates to costs associated with running these remediation programs. The majority of amounts relate to issues identified in prior periods. The larger items over the half related to:

•      Provisions associated with financial advice.  The majority of new provisions are related to ongoing advice service fees and changes in how the time value of money is calculated including extending the forecast timing over which payments are likely to be made. The current estimated provision associated with authorised representatives now represents 32%(2) of the ongoing advice service fees collected over the period. For salaried planners the estimated percentage is 26%(2); and

•      In Business, provisions associated with interest only loans that did not automatically switch, when required, to principal and interest loans.

The table below summarizes the notable items related to customer remediation programs in Second Half 2019 by division.

Division ($ million)	Customer refunds	Program costs	Total	Net profit attributable to owners of Westpac impact
Group Businesses (Advice related)	191	48	239	168
Business	104	67	171	119
Consumer	40	6	46	31
New Zealand ($A)	17	15	32	23
Total	352	136	488	341

Further details on these notable items will be provided in Westpac’s 2019 Annual Report on Form 20-F.  Costs associated with the wealth reset are not in the above table and are included within Group Businesses.

(2)  These calculations exclude interest costs and any project related costs.

Contingent liability update

As Westpac has not taken a provision for the IFTI matter, which was reported as a significant development and contingent liability in the Group’s 2018 Financial Statements and its 2019 Interim Financial Results Announcement, the Group is providing a further update on this matter.

The contingent liability disclosed last year relates to a failure to report a large number of International Funds Transfer Instructions (IFTIs) (as required under Australia’s AML/CTF Act), which Westpac self-reported to AUSTRAC. Under the Act, the ‘sender’ financial institution of an IFTI transmitted out of Australia, or the ‘recipient’ financial institution of an IFTI transmitted into Australia, is required to report the IFTI to AUSTRAC within 10 business days of the instruction being sent or received.

The majority of the IFTIs which are the subject of the Group’s engagement with AUSTRAC, concern batch instructions received by Westpac through one institutional bank product between 2009 and 2018 from a small number of correspondent banks for payments made predominantly to beneficiaries living in Australia in Australian dollars, on behalf of clients of those correspondent banks. The majority of the payments were low value, recurring and made by foreign government pension funds and corporates.

AUSTRAC has issued a number of detailed statutory notices over the last year requiring information relating to the Group’s processes, procedures and oversight. These notices relate to a range of matters including these IFTI reporting failures and associated potential failings related to record keeping and obligations to obtain and pass on certain data in funds transfer instructions, as well as correspondent banking due diligence, risk assessments and transaction monitoring. Westpac has not yet received an indication from AUSTRAC about the nature of any enforcement action it may take. The Group is continuing to work with AUSTRAC in relation to these matters.

Any enforcement action against Westpac may include civil penalty proceedings and result in the payment of a significant financial penalty, which Westpac is currently unable to reliably estimate. Previous enforcement action by AUSTRAC against other institutions has resulted in a range of outcomes, depending on the nature and severity of the relevant conduct and its consequences.

Updated significant developments, contingent liabilities and associated risk factors will be included in Westpac’s 2019 Annual Report on Form 20-F.

Index to Exhibits

Exhibit No.	Description

1	ASX Release — Westpac details 2H19 notable items and releases its 2019 Full Year Financial Results Template

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  Forward-looking statements are statements about matters that are not historical facts.  Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words to identify forward-looking statements.  These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report.  Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2019 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: October 23, 2019	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier 1 Attorney